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                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM U-57\A

              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                     Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended


COMPANIA FORCA e LUZ CATAGUAZES-LEOPOLDINA
EMPRESA ENERGETICA de SERGIPE S.A.
___________________________________________
(Name of foreign utility company)

CMS ENERGY CORPORATION
___________________________
(Name of filing company, if filed on behalf of a foreign utility company)

ITEM 1

On January 28, 1998 CMS Energy Corporation filed a Form U-57 with the Securities and Exchange Commission (the "SEC") notifying the SEC that in had an ownership interest in Compania Forca e luz Cataguazes-Leopoldina ("Cataguazes") and Empresa Energetica de Sergipe S.A. ("Energipe"). On January 25, 2000 CMS Energy Corporation sold its ownership interests in Cataguazes and Energipe to a Brazilian subsidiary of Alliant Energy Corporation. As a result, CMS Energy is notifying the SEC that it no longer has an interest in these foreign utility companies.

ITEM 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company did not pay any portion of the purchase price for the ownership interests in Cataguazes and Energipe nor did it receive any proceeds from the sale of the such ownership interests.

                                 SIGNATURE

        CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                 By:  /s/ Michael D. Van Hemert
                                      _____________________________
                                      Name:  Michael D. Van Hemert
                                      Title: Assistant General Counsel
Date: February 21, 2000